UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

NORTHERN OIL AND GAS, INC.
( Name of Issuer )

Common Stock, $0.001 par value
( Title of Class of Securities )

665531 109
( CUSIP Number )

Bahram Akradi
4600 Kings Point Road
Minnestrista, MN 55331
(952) 229-7477
  ( Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications )

May 15, 2018
( Date of Event Which Requires Filing of this Statement )
_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109                                    Page 2 of 7

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bahram Akradi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 15,217,211
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 15,217,211
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,217,211
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%(1)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN
_______________________

(1)
Calculated based on 266,104,439 shares of common stock outstanding upon completion of the Exchange Transaction (as defined in Item 4 hereof), based on 128,187,856 shares of common stock of Northern Oil and Gas, Inc. outstanding as of May 1, 2018, as described in Northern Oil and Gas, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the Securities and Exchange Commission on May 7, 2018, as adjusted to reflect the 137,916,583 shares of Northern Oil and Gas, Inc. common stock issued in connection with the Exchange Transaction.

CUSIP No. 665531 109                                    Page 3 of 7

Item 1.	Security and Issuer

This Amendment No. 10 amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Person (as defined herein) with the Securities and Exchange Commission (the “SEC”) on October 11, 2016, as previously amended and supplemented (the Initial Schedule 13D, as so amended and supplemented, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 601 Carlson Parkway, Suite 990, Minnetonka, MN 55305.

The Reporting Person beneficially owns 15,217,211 shares of Common Stock (the “Subject Shares”)(2). The Subject Shares represent approximately 5.72% of the issued and outstanding shares of Common Stock based on 266,104,439 shares of Common Stock outstanding upon completion of the Exchange Transaction, based on 128,187,856 shares of Common Stock outstanding as of May 1, 2018, as described in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the Securities and Exchange Commission on May 7, 2018, as adjusted to reflect the 137,916,583 shares of Common Stock issued in connection with the Exchange Transaction.

Item 2.	Identity and Background

(a)	This Amendment No. 10 to the Schedule 13D is filed by Bahram Akradi (the “Reporting Person”).

(b)	The Reporting Person’s home address is 4600 Kings Point Road, Minnetrista, MN 55331.

(c)
The Reporting Person is Chairman of the Board, President and Chief Executive Officer of Life Time Fitness, Inc. (“Life Time”). Life Time is a privately held, comprehensive health and lifestyle company that offers a personalized and scientific approach to long-term health and wellness through its portfolio of distinctive resort-like destinations, athletic events and health services. Life Time, known as the “Healthy Way of Life Company,” helps members achieve their goals with the support of a team of dedicated professionals and an array of proprietary health assessments. The address of Life Time’s corporate offices is 2902 Corporate Place, Chanhassen, MN 55317.

(d),(e)
During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person funded the transactions pursuant to which he obtained beneficial ownership of the Subject Shares with the Reporting Person’s own personal funds.

The Reporting Person purchased 8,000,000 shares of Common Stock at a price per share of $1.50 and an aggregate purchase price of $12,000,000 pursuant to Subscription Agreements (as defined herein) dated January 31, 2018 between the Reporting Person and the Issuer.
________________________

(2)	Of the Subject Shares, 30,000 shares are owned indirectly by the Reporting Person through the 401(k) plan of Life Time Fitness, Inc.

CUSIP No. 665531 109                                    Page 4 of 7

Item 4.	Purpose of Transaction

Item 4 of the statement on Schedule 13D is hereby amended and supplemented to provide as follows:

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction as publicly disclosed by the Issuer, industry conditions, price levels of shares of the Common Stock and other investment opportunities available to the Reporting Person, the Reporting Person may take actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some of the Subject Shares. The Reporting Person will not take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D in contravention of the July 31, 2017 Letter Agreement between the Reporting Person and the Issuer, as previously disclosed, or the Amended and Restated Letter Agreement (as defined below).

On January 31, 2018, the Issuer entered into an exchange agreement that was subsequently amended on each of March 20, 2018 and April 2, 2018 (as amended, the “Exchange Agreement”) with holders (the “Supporting Noteholders”) of approximately $497 million, or 71%, of the aggregate principal amount of the Issuer’s outstanding 8.000% Senior Notes due 2020 (the “Outstanding Notes”), pursuant to which the Supporting Noteholders agreed to exchange all of the Outstanding Notes held by each such Supporting Noteholder for approximately $155 million of the Issuer’s Common Stock, and approximately $344 million in aggregate principal amount of new senior secured second lien notes due 2023 (such exchange, the “Exchange Transaction”).

The obligations of the Supporting Noteholders under the Exchange Agreement, including their obligation to exchange their Outstanding Notes, were subject to the conditions set forth in the Exchange Agreement, including: (a) the successful completion of an equity transaction (the “Equity Raise”) comprised of $140.0 million in gross proceeds from the sale of the Issuer’s Common Stock, including the completion of the Public Offering (as defined herein) and the funding of up to $52.0 million of commitments received under the Subscription Agreements; (b) the Issuer’s reincorporation in the State of Delaware and approval of the Issuer’s Delaware certificate of incorporation, which Delaware certificate of incorporation would authorize the Issuer to issue up to 450,000,000 shares of Common Stock; (c) the Issuer’s receipt of the requisite shareholder approvals required by the NYSE American for (i) the issuance of the Common Stock in the Exchange Transaction and Equity Raise to the extent required and (ii) the reincorporation; (d) the Issuer obtaining the requisite consent of the lenders (“Term Loan Lenders”) under the Company’s first lien term loan credit agreement (the “Term Loan Credit Agreement”) (including pursuant to an amendment to the terms thereof) to permit the Exchange Transaction; and (e) entry into a customary intercreditor agreement between the administrative agent for the Term Loan Credit Agreement and the trustee for the Second Lien Notes.

In connection with the Exchange Transaction, the Issuer, the Reporting Person and certain other investors entered into the subscription agreements (the “Subscription Agreements”) whereby such investors agreed to purchase up to $40.0 million of Common Stock (including Subscription Agreements for $12 million of Common Stock entered into by the Reporting Person) at $3.00 per share (subject to downward adjustment based on the pricing of the Equity Raise), subject to the closing of the Exchange Transaction. An additional investor also entered into a Subscription Agreement to purchase up to $12.0 million of common stock based on the pricing of the Equity Raise, subject to the closing of the Exchange Transaction.

The Exchange Transaction closed on May 15, 2018. In connection with the closing of the Exchange Transaction, the Reporting Person purchased 8,000,000 shares of Common Stock pursuant to the Subscription Agreements.

On May 15, 2018 (the “Closing”), Robert B. Rowling, Cresta Investments, LLC, Cresta Greenwood, LLC and TRT Holdings, Inc. (together, “TRT”) and the Issuer entered into an amended and restated letter agreement (the “Amended and Restated Letter Agreement”). Pursuant to the Amended and Restated Letter Agreement, TRT is entitled to nominate: (a) three directors if it collectively owns shares equal to 20% or more of the outstanding Common Stock as of the Closing; (b) two directors if (i) it collectively owns shares equal to 10% or more (but less than 20%) of the outstanding Common Stock as of the Closing or (ii) on or after the third anniversary of the Closing, it collectively owns shares equal to 12.5% or more of the outstanding Common Stock; or (c) one director if it collectively owns shares equal to 5% or more (but less than 10%) of the outstanding Common Stock as of the Closing. As long as TRT has the right to nominate three directors in accordance with (a) above, at least one of those directors must be appointed to each committee of the Issuer’s board of directors (the “Board”) (subject to the independence requirements of the NYSE American and the SEC).

CUSIP No. 665531 109                                    Page 5 of 7

The Reporting Person is party to the Amended and Restated Letter Agreement solely with respect to the non-solicitation restrictions described as follows. Pursuant to the Amended and Restated Letter Agreement, during the period beginning on the date of the Closing and continuing until and including the annual meeting of the Issuer to be held in calendar year 2020, TRT and the Reporting Person are each generally prohibited from engaging in certain proxy solicitations (including regarding representation on the Board or any other proposal brought by the Issuer’s shareholders). Additionally, if TRT becomes the beneficial owner of 40% or more of the Common Stock without approval from a committee of disinterested directors of the Board, then TRT may not, for a period of four years, engage in certain extraordinary transactions with the Issuer, including a merger, tender or exchange offer and certain purchases of securities and assets.

The description of the Subscription Agreements and the Amended and Restated Letter Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreements and the Amended and Restated Letter Agreement, copies of which are included herewith as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b)
Based on 128,187,856 shares of Common Stock outstanding as of May 1, 2018, as described in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 filed with the Securities and Exchange Commission on May 7, 2018, as adjusted to reflect the 137,916,583 shares of Common Stock issued in the Exchange Transaction.

Based on the foregoing, the 15,217,211 shares of Common Stock beneficially owned by the Reporting Person represent approximately 5.72% of the shares of the Common Stock issued and outstanding.

The Reporting Person has sole voting power and sole dispositive power with respect to the Subject Shares.

(c)
The following are the only transactions in shares of Common Stock effected in the past 60 days by the Reporting Person.

On April 5, 2018, the Issuer entered into an Underwriting Agreement with Stifel, Nicolaus & Company, Incorporated, acting as representative of the several underwriters named therein (the “Underwriters”), in connection with the public offering and sale (the “Public Offering”) of 58,666,667 shares of Common Stock, at a price to the public of $1.50 per share. The Underwriters were granted an option, exercisable for 30 days from the date of the prospectus supplement, to purchase up to an additional 8,800,000 shares of Common Stock from the Issuer at $1.50 per share, less the underwriting discount. Pursuant to the option, on April 16, 2018, the Underwriters purchased an additional 3,592,684 shares of Common Stock from the Issuer.

On April 10, 2018, in connection with the closing of the Public Offering, the Reporting Person purchased 1,000,000 shares of Common Stock in the Public Offering at a price of $1.50 per share for an aggregate purchase price of $1,500,000 on terms identical to the terms on which other investors purchased shares of Common Stock in the Public Offering.

On May 15, 2018, in connection with the closing of the Exchange Transaction, the Reporting Person purchased 8,000,000 shares of Common Stock pursuant to the Subscription Agreements at a price of $1.50 per share for an aggregate purchase price of $12,000,000.

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference into this Item 6.

CUSIP No. 665531 109                                    Page 6 of 7

Item 7.	Material to Be filed as Exhibits

Exhibit 99.1
Form of Subscription Agreement (incorporated by reference to Exhibit C to Exhibit 10.24 to Northern Oil and Gas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 23, 2018)

Exhibit 99.2	Amended and Restated Letter Agreement

CUSIP No. 665531 109                                    Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2018

/s/ Bahram Akradi
Bahram Akradi